Exhibit 12.1

Paperweight Development Corp. and Subsidiaries

Statement of Computation of Ratio of Earnings to Fixed Charges

(unaudited)

	(Successor Basis)				Predecessor Basis
	2004	2003	2002	For the Period November 10, 2001 to December 29, 2001	For the Period December 31, 2000 to November 9, 2001	2000
Net earnings from continuing operations	$(25,031)	$11,159	$10,092	$7,616	$37,183	$66,161
Add: Income tax expense	249	83	503	117	20,625	32,874
Add: Interest expense	49,595	54,160	68,354	10,638	25,441	43,244
Minority interest in net earnings of subsidiaries	—	—	—	—	—	1,230
Portion of rent deemed interest factor	3,347	2,662	2,930	386	2,485	3,394

Total earnings available for fixed charges	$28,160	$68,064	$81,879	$18,757	$85,734	$146,903

Fixed charges:
Interest expense	49,595	54,160	68,354	10,638	25,441	43,244
Portion of rent deemed interest factor	3,347	2,662	2,930	386	2,485	3,394

Total fixed charges	$52,942	$56,822	$71,284	$11,024	$27,926	$46,638

Ratio of earnings to fixed charges	0.5	1.2	1.1	1.7	3.1	3.1